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                                                                       Exhibit 1

                        Contact:  In North America   Stewart Lindsay
                                                     Edelman
                                                     1-212-704-4435
                                                     stewart.lindsay@edelman.com

                                  In Europe          Mark MacGann
                                                     Brunswick Group
                                                     33-1-53-96-83-83
                                                     mmacgann@brunswickgroup.com


               Bunge Limited Completes Acquisition of Cereol S.A.

WHITE PLAINS, NY - October 15, 2002 - Bunge Limited (NYSE: BG) announced today that it has completed its previously announced acquisition of an approximately 55% controlling stake in Cereol S.A., a leading oilseed processor, from Edison S.p.A. for (euro)449.2 million in cash. As required by French law, Bunge intends to make an offer to purchase, at the same price of (euro)32 per share, the approximately 45% of Cereol shares that remain publicly held. Assuming 100% of the outstanding shares are purchased as part of this process, the total price paid by Bunge for Cereol's equity will be (euro)821.4 million. In addition, Bunge may pay up to an additional (euro)3 per share to Edison and Cereol shareholders upon the resolution of a pending arbitration against Cereol. Bunge has also agreed to pay an additional (euro)14 million to Edison in exchange for a non-compete agreement.

Bunge will assume Cereol's outstanding debt upon closing. Bunge intends to finance the acquisition with available cash and borrowings.

Bunge has received antitrust clearance for the acquisition from the United States and Canadian antitrust authorities, the European Commission and several other countries.

The transaction makes Bunge the world's leading oilseed processing company, with integrated operations across key geographic regions. The acquisition increases Bunge's scale and efficiency, expands its global reach and will result in a more stable financial profile due to better geographic balance and a wider product portfolio. In 2001, Bunge, already the largest soybean processor in the Americas and the largest producer and supplier of fertilizers to South American farmers, reported net sales of US$11.5 billion and operating income of US$527 million.

Management Announcement

Bunge also announced that Carl Hausmann, Chairman and Chief Executive Officer of Cereol, will continue in that position and will also serve as CEO of the newly created Bunge Europe. Mr. Hausmann will join the Bunge Executive Committee. The other members of Bunge's Executive Committee are:

     o    Alberto Weisser - Chairman and Chief Executive Officer, Bunge Limited

     o    Mario Barbosa - CEO, Bunge Fertilizantes

     o    Drew Burke - Managing Director, Ingredients Division

     o    Archie Gwathmey - Managing Director, Bunge Global Markets


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     o    Fernando Kfouri - Managing Director, Food Products Division

     o    John Klein - CEO, Bunge North America

     o    Raul Padilla - CEO, Bunge Argentina

     o    Flavio Sa Carvalho - Chief Personnel Officer

     o    Sergio Waldrich - CEO, Bunge Alimentos

     o    Bill Wells - Chief Financial Officer


About Bunge Limited

Bunge Limited (www.bunge.com) is an integrated, global agribusiness and food company operating in the farm-to-consumer food chain with primary operations in North and South America and worldwide distribution capabilities. Headquartered in White Plains, New York, Bunge has over 18,000 employees and operations in 21 countries. Bunge is the largest processor of soybeans in the Americas and the largest producer and supplier of fertilizers to farmers in South America. With its acquisition of Cereol, Bunge becomes the world's leading oilseed processing company.

About Cereol

Cereol is a leader in the processing of oilseeds, principally soybeans, rapeseed, canola and sunflower seed, and in the manufacturing, distribution and sale of food oils, meals for animal nutrition and food ingredients such as proteins and lecithins. Cereol is based in Neuilly-sur-Seine, France, and has primary operations in North America and Europe. Cereol employs approximately 5,750 people, operates 52 industrial plants and has worldwide distribution capabilities.

Cautionary Statement Concerning Forward-Looking Statements

This press release contains both historical and forward-looking statements. All statements, other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including "may," "will," "expect," "anticipate," "believe," "intend," "estimate" and "continue" and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. The following important factors, among others, could affect future results, causing them to differ materially from those expressed in our forward-looking statements: our ability to successfully integrate Cereol's operations and recognize anticipated benefits from the acquisition, estimated demand for commodities and other products that we sell and use in our business; industry conditions, including the cyclicality of the agribusiness industry;

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economic and political conditions in Brazil and Argentina; and other economic, business, competitive and/or regulatory factors affecting our business generally. The forward-looking statements included in this release are made only as of the date of this release, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

The offer for the Cereol shares is made exclusively in France. In particular, the offer is not being made, directly or indirectly, in or into the United States or to any U.S. person, and the offer may not be accepted from the United States.



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